KERRY

RECEIVED

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

07023613

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

14th May, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Yours sincerely,

Brian Mehigan

Brian Mehigan
Chief Financial Officer,
KERRY GROUP PLC.

dlw 5/18

14 May, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that it purchased 650,000 A Ordinary Shares on 11 May 2007. The highest price paid for these A Ordinary Shares was €21.95 and the lowest price paid was €21.90.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue, excluding treasury shares, is 182,470,935.

- ENDS -

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

11th May, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan

Brian Mehigan
Chief Financial Officer,
KERRY GROUP PLC.

11 May, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it purchased 400,000 A Ordinary Shares. The price paid for these A Ordinary Shares was €21.95.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue, excluding treasury shares, is 183,120,935.

- ENDS -

END